August 13, 2019

Joseph DeAngelo
President and Chief Executive Officer
HD Supply Holdings, Inc.
3400 Cumberland Boulevard SE
Atlanta, GA 30339

       Re: HD Supply Holdings, Inc.
           Form 10-K for Fiscal Year Ended February 3, 2019
           Filed March 19, 2019
           File No. 1-35979

Dear Mr. DeAngelo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 3, 2019

Note 6 - DEBT
5.375% Senior Unsecured Notes due 2026, page 97

1. Please tell us how you have complied with Rule 3-10 of Regulation S-X with respect to the subsidiary guarantees of the October 2018 Senior Unsecured Notes.
2. Please tell us your consideration of disclosing the amount of restricted net assets of subsidiaries as of the end of the fiscal year pursuant to Rule 4-08(e)(3)(ii). In this regard, based on your provision of Schedule I starting on page 137, we assume restricted net assets of subsidiaries are material.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph DeAngelo
HD Supply Holdings, Inc.
August 13, 2019
Page 2

      You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Bill Thompson,
Branch Chief, at 202-551-3344 with any questions.



FirstName LastNameJoseph DeAngelo                      Sincerely,
Comapany NameHD Supply Holdings, Inc.
                                                       Division of Corporation
Finance
August 13, 2019 Page 2                                 Office of Consumer
Products
FirstName LastName